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                                EXX INC.
                               SUITE 689
                        1350 EAST FLAMINGO ROAD
                          LAS VEGAS, NV 89119




August 8, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Pamela Carmody
Fax:  (202) 942-9530

Re:  EXX INC. Registration Statement on Form S-4 (File No. 333-35924)
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Ladies and Gentlemen:

We hereby request withdrawal of the above-referenced Registration
Statement. EXX INC. has determined not to proceed with the exchange offer for shares of common stock of Newcor, Inc. as contemplated by the Registration Statement. None of the securities which were subject to the Registration Statement have been offered or sold.

Please direct any comments or questions concerning this requested withdrawal to our counsel, Thomas A. Litz of Thompson Coburn LLP, phone number (314) 552-6072, fax number (314) 552-7000.

Sincerely,

EXX INC.

/s/ David A. Segal

David A. Segal
Chairman and Chief Executive Officer

cc:  Thomas A. Litz